Superlattice Power, Inc.
420 N. Nellis Blvd.
Suite A3-146
Las Vegas, NV  89110

April 16, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Superlattice Power, Inc.
SEC Comment Letter dated January 11, 2010
Item 4.01 Form 8-K
Filed January 8, 2010
File No. 0-50693

Dear Sir/Madam:

We are submitting herein the responses of Superlattice Power, Inc. (the “Company”) to the comments set forth in your comment letter dated January 11, 2010 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed an amended Current Report on Form 8-K (the “Amended Form 8-K”). The Amended Form 8-K contains in response to comment #1 revised disclosures as to modifications for uncertainties as to going concern status in the reports of Wiener, Goodman & Company, P.C.; additional changes in the second paragraph in accordance with Items 304(a)(1)(iv) and 304(a)(1)(v) of Regulation S-K, in response to comment #2 in the Commission’s comment letter; and an updated Exhibit 16 letter, in response to comment #2 in such letter.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

SUPERLATTICE POWER, INC.

By: /s/ Ayaz Kassam
Ayaz Kassam
Chief Executive Officer